Exhibit 99.28

Canopy Growth Announces $25 Million Private Placement Financing

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

SMITHS FALLS, ON, July 21, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has accepted a subscription agreement for a private placement (the “Offering”) of common shares (the “Shares”) with a single investor. Pursuant to the Offering, the Company will issue 3,105,590 Shares at a net price of $8.05 per Share, for aggregate gross and net proceeds of $24,999,999.50. The private placement will be completed on or before July 26, 2017.

“Investing in production capacity expansion is vital to maintain our existing leadership position in the global cannabis industry,” said Bruce Linton, Chairman and CEO. “This equity financing gives us additional resources so we can accelerate into the windows of opportunity that exist domestically and abroad, while inserting advisory expertise as we continue to lead a sector forward into new territory.”

The Company intends to use the proceeds of the Offering for capacity growth initiatives. No finder’s fees were paid by the Company as part of the Offering.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The securities mentioned herein will be offered and sold only to non-U.S. persons in reliance on the “accredited investor” prospectus exemption in Canada.

The Shares are restricted from trading for a period of four months from the issue date, and certain black-out restrictions from trading will be applied to the investor.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities. No offer, solicitation, purchase or sale of securities will be made in any jurisdiction, in which such an offer, solicitation, purchase or sale would be unlawful. The private placement remains subject to final acceptance by The Toronto Stock Exchange.

Here’s to (funding for) Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/21/c3480.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:23e 21-JUL-17